

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via Email</u>
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

      **Re:    New Oriental Education & Technology Group Inc.
               Form 20-F for Fiscal Year Ended May 31, 2011
               Filed October 14, 2011
               Response dated September 24, 2012
               File No. 001-32993**

Dear Mr. Hsieh:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide an accounting analysis that supports the consolidation conclusion of the schools into the VIE, including which accounting model has been applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model as well as the details and judgments of the accounting analysis.

2. Please tell us other models that were considered and rejected and whether they could result in a non-consolidation accounting conclusion.

3. Please tell us if the schools were not consolidated on the VIE's financial statements, whether the alternative accounting result of accounting for the arrangements would result in a material difference to the financial statements.

4. Please provide an analysis of the arrangements, including the terms such as expiration, cancellation provisions, etc., between the VIE and the government and/or entity that holds the schools and explain an overview of how control and economics work.   For example, please ensure the following questions are addressed:

   a. Please describe whether an entity is involved in the structure and if so what capacity, what type of entity, own owns the entity, purpose and design, etc.
   b. Did the VIE make an upfront contribution to receive the sponsorship agreement, or does the VIE makes payments to the government over time?
   c. What is the substance of the rights conveyed to the VIE through the contractual arrangements?
   d. Are there any barriers or restrictions to the rights or economics conveyed through the contractual arrangements?

5. Please describe any legal restrictions that prevent the VIE from receiving economics.  We understand from prior responses that the WFOE has service contracts with the schools that are not subject to the "reasonable return" restrictions for sponsorship agreements.  We also understand from prior responses that the VIE has sponsorship agreements with the schools that are subject to the "reasonable returns" and limit the sponsors return upon liquidation.  Are there any other legal restrictions?

   a. Please tell us what impact the "reasonable returns" restrictions for sponsorship agreements have on the accounting analysis.

      b.  Please tell us what impact the fact that upon liquidation of the school the sponsor is legally restricted to only receive its contribution and no return has on the accounting analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc:    Via Email
        Brian Breheny, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP